Exhibit 99.1

FF301

HKEX
香港交易所

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended: 31 October 2025 Status: New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: KANZHUN LIMITED (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Date Submitted: 06 November 2025

I. Movements in Authorised / Registered Share Capital

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)	Yes	
Stock code (if listed)	02076	Description	Class A Ordinary Shares			

	Number of authorised/registered shares	Par value		Authorised/registered share capital	
Balance at close of preceding month	1,800,000,000	USD	0.0001	USD	180,000
Increase / decrease (-)				USD	
Balance at close of the month	1,800,000,000	USD	0.0001	USD	180,000

2. Class of shares	WVR ordinary shares	Type of shares	B	Listed on the Exchange (Note 1)	No	
Stock code (if listed)	02076	Description	Class B Ordinary Shares			

	Number of authorised/registered shares	Par value		Authorised/registered share capital	
Balance at close of preceding month	200,000,000	USD	0.0001	USD	20,000
Increase / decrease (-)				USD	
Balance at close of the month	200,000,000	USD	0.0001	USD	20,000

Total authorised/registered share capital at the end of the month: USD 200,000

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II. Movements in Issued Shares and/or Treasury Shares

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)	Yes	
Stock code (if listed)	02076	Description	Class A Ordinary Share			

	Number of issued shares (excluding treasury shares)	Number of treasury shares	Total number of issued shares
Balance at close of preceding month	827,919,429	0	827,919,429
Increase / decrease (-)	372,500	0	
Balance at close of the month	828,291,929	0	828,291,929

2. Class of shares	WVR ordinary shares	Type of shares	B	Listed on the Exchange (Note 1)	No	
Stock code (if listed)	02076	Description	Class B Ordinary Share			

	Number of issued shares (excluding treasury shares)	Number of treasury shares	Total number of issued shares
Balance at close of preceding month	130,618,401	0	130,618,401
Increase / decrease (-)	-188,000	0	
Balance at close of the month	130,430,401	0	130,430,401

Remarks:

As at 31 October 2025, there are 958,722,330 ordinary shares issued and outstanding (excluding treasury shares), comprising of 828,291,929 Class A Ordinary Shares and 130,430,401 Class B Ordinary Shares (excluding the 3,931,174 Class A Ordinary Shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans).

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III. Details of Movements in Issued Shares and/or Treasury Shares

(A). Share Options (under Share Option Schemes of the Issuer)

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)	Yes
Stock code (if listed)	02076	Description	Class A Ordinary Shares		

Particulars of share option scheme	Number of share options outstanding at close of preceding month	Movement during the month		Number of share options outstanding at close of the month	Number of new shares issued during the month pursuant thereto (A1)	Number of treasury shares transferred out of treasury during the month pursuant thereto (A2)	Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month	The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month
1). 2020 Share Incentive Plan (Share Incentive Plan adopted in September 2020 and amended and restated in May 2021)	29,227,498	Exercised - new shares involved	-184,500	29,042,998	184,500		29,042,998	
General Meeting approval date (if applicable)								
2). Post-IPO Share Scheme (Share Incentive Plan adopted on 14 December 2022 as amended from time to time)	120,000			120,000			120,000	51,561,774
General Meeting approval date (if applicable)								

Increase in issued shares (excluding treasury shares): 184,500 WVR ordinary shares A (AA1)

Decrease in treasury shares: WVR ordinary shares A (AA2)

Total funds raised during the month from exercise of options: USD 0

Remarks:

The exercise of 184,500 share options was settled using the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for further issuance upon the exercise of vested awards granted under the Share Incentive Plans.

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(D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes)

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)	Yes	
Stock code (if listed)	02076	Description	Class A Ordinary Shares			

	Description of other agreements or arrangements	General Meeting approval date (if applicable)	Number of new shares issued during the month pursuant thereto (D1)	Number of treasury shares transferred out of treasury during the month pursuant thereto (D2)	Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month
1).	2020 Share Incentive Plan - restricted share unit (Share Incentive Plan adopted in September 2020 and amended and restated in May 2021)		0	0	4,890,818
2).	Post-IPO Share Scheme - share awards		0	0	20,727,306

Increase in issued shares (excluding treasury shares): 0 WVR ordinary shares A (DD1)

Decrease in treasury shares: 0 WVR ordinary shares A (DD2)

Remarks:

As of 31 October 2025,
(i) nil restricted share units were granted under 2020 Share Incentive Plan during the month, and nil share awards were granted under Post-IPO Share Scheme during the month.

(ii) nil restricted share units granted under 2020 Share Incentive Plan were vested and settled during the month, and nil share awards granted under Post-IPO Share Scheme were vested and settled during the month.

(iii) 25,198 restricted share units granted under 2020 Share Incentive Plan were cancelled during the month, and 17,328 share awards granted under Post-IPO Share Scheme were lapsed during the month.

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(E). Other Movements in Issued Shares and/or Treasury Shares

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)	Yes
Stock code (if listed)	02076	Description			

Events		At price (if applicable) Currency	At price (if applicable) Amount	Date of event (Note 2)	General Meeting approval date (if applicable)	Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1)	Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2)	Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3)
1).	Conversion of Class B ordinary shares to Class A ordinary shares					188,000		

2. Class of shares	WVR ordinary shares	Type of shares	B	Listed on the Exchange (Note 1)	No
Stock code (if listed)	02076	Description			

Events		At price (if applicable) Currency	At price (if applicable) Amount	Date of event (Note 2)	General Meeting approval date (if applicable)	Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1)	Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2)	Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3)
1).	Conversion of Class B ordinary shares to Class A ordinary shares					-188,000		

Increase/ decrease (-) in issued shares (excluding treasury shares):	188,000	WVR ordinary shares A (EE1)
Increase/ decrease (-) in issued shares (excluding treasury shares):	-188,000	WVR ordinary shares B (EE1)
Increase/ decrease (-) in treasury shares:		WVR ordinary shares A (EE2)
Increase/ decrease (-) in treasury shares:		WVR ordinary shares B (EE2)

Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1):	372,500	WVR ordinary shares A
Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1):	-188,000	WVR ordinary shares B
Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2):	0	WVR ordinary shares A
Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2):		WVR ordinary shares B

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V. Confirmations

Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable:

(Note 4)

(i) all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it;

(ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled;

(iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv) all the securities of each class are in all respects identical (Note 5);

(v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements;

(vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer;

(vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Submitted by: Liang Huaiyuan

Title: Joint Company Secretary

(Director, Secretary or other Duly Authorised Officer)

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